Domenico Scala	Syngenta International AG	Tel:	+41-61 323 73 90
Chief Financial Officer	Finance	Fax:	+41-61 323 85 98
	P.O. Box	domenico.scala@syngenta.com
CH-4002 Basel
Switzerland
www.syngenta.com

VIA EDGAR SUBMISSION AND COURIER

Ms. April Sifford
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
USA - Washington, D.C. 20549-7010

Basel, January 22, 2007

Re:	Syngenta AG
Form 20-F for the year ended December 31, 2005
Filed March 1, 2006
File No. 001--15152

Dear Ms. Sifford:

     This letter is in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated January 12, 2007 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed March 1, 2006 (the “Annual Report”).

     Set forth below are responses to the Staff’s comments, as set forth in the Comment Letter.

*             *             *

Form 20-F for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Consolidated Cash Flow Statement, page F-6

1.	We note your response to prior comment 2 of our letter dated September 28, 2006. Paragraph 20 of IAS 7 states, “Under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss”. We acknowledge that profit or loss is not specifically defined in IAS 7. We note that the guidance in IAS 8 directs management to refer to the requirements and guidance in standards dealing with similar and related issues in the absence of a standard that specifically applies. As management made their determinations as to what was meant by “profit or loss” in the context of IAS 7, it is unclear to us why consideration would not

Date: Basel, January 22, 2007
Page: 2/2

have been given to the definition of profit and loss found in IAS 1. It is also unclear, based upon your response, why you believe it is not appropriate to use the definition in IAS 1, and instead believe that a more appropriate presentation would use a measure that excludes certain items of income and expense. In future filings, please revise your presentation to start with net profit or loss, or if applicable, net profit or loss attributable to continuing operations, with retrospective application to all periods presented. We would not object if the presentation begins with profit before taxation.

     For future filings, we agree to revise our presentation to begin with profit before taxation, with retrospective application to all periods presented.

*             *             *

     The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call me (+41-61-323-7390), John Ramsay, Group Financial Controller (+41-61-323-5362), or James Halliwell, Head of Reporting (+41-61-323-7074), with any questions you may have with respect to the foregoing. Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) or Jeffrey Pohlman (212-450-4078) of Davis Polk & Wardwell, Syngenta’s counsel, with respect to this letter.

Very truly yours,

/s/ Domenico Scala
Domenico Scala
Chief Financial Officer

cc:	John Ramsay
James Halliwell
Syngenta AG

Michael Kaplan
Jeffrey Pohlman
Davis Polk & Wardwell